

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2026

Ngai Seak Hong
Chief Executive Officer
MAO SHAN HUANG HOLDINGS LIMITED
B12-4, Wisma Pantai, Block B Level 12
Bangsar Trade Center
No 5 Jalan 5/83A, Off Jalan Pantai Baru
59100 Kuala Lumpur, Malaysia

> **Re: MAO SHAN HUANG HOLDINGS LIMITED**
> **Registration Statement on Form F-1**
> **Filed June 15, 2026**
> **File No. 333-296780**

Dear Ngai Seak Hong:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services